United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Goldman Sachs Group, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Goldman Sachs Group, Inc.

RE: The case for voting FOR Item 5 on the 2025 Proxy Ballot (“Shareholder Proposal Regarding DEI Goals in Executive Pay Incentives”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 5, which it sponsors, on the 2025 proxy ballot of The Goldman Sachs Group, Inc. (“Goldman Sachs” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request the Board of Directors’ Talent and Compensation Committee to revisit its incentive guidelines for executive pay, to identify and consider eliminating discriminatory DEI goals from compensation inducements.

Introduction

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 5, which it sponsors on the 2025 proxy ballot of The Goldman Sachs Group, Inc. (“Goldman Sachs” or the “Company”). This Proposal addresses concerns arising from executive compensation practices that incorporate demographic-based “diversity, equity, and inclusion” (DEI) targets. By tying pay to these metrics, Goldman Sachs exposes itself to legal complications, reputational damage, and questions about whether such targets undermine neutral, performance-based decision-making. This memorandum outlines why eliminating these DEI-linked incentives would better align the Company with sound governance and reduce the risk of costly discrimination claims. In pursuing this course, shareholders can help ensure that management focuses on cultivating proven talent strategies that maintain investor confidence and uphold regulatory standards.

Background on the Shareholder Proposal

NLPC filed the Proposal amid a rapidly changing environment for corporate Diversity, Equity, and Inclusion (DEI) efforts. Recent legal developments – including the Supreme Court’s 2023 decision in Students for Fair Admissions v. Harvard College[1] – have sparked reevaluation of diversity initiatives across various industries. Goldman Sachs incorporates DEI requirements into its executive compensation structures. The Proposal explains that certain DEI practices, when framed as strict numeric targets or quotas,[2] could expose the Company to legal and financial risks.[3] Further, tying executive compensation to DEI targets – whether explicit as with some other companies, or more opaque as is the case with Goldman Sachs – increases the likelihood that executives diminish value for shareholders due to perverse incentives.

The Proposal requests the Board of Directors to revisit and consider eliminating any race- or gender-based criteria embedded within executive compensation metrics, or even subjective

1 U.S. Supreme Court. (2023, June 29). Students for Fair Admissions, Inc. v. President and Fellows of Harvard College, 600 U.S. ___ (2023). See https://www.supremecourt.gov/opinions/22pdf/20-1199_hgdj.pdf

2 Son, H. (2025, February 27). “Goldman Sachs drops diversity and inclusion section from annual filing,” Reuters. See https://www.reuters.com/business/finance/goldman-sachs-tweaks-its-diversity-policy-2025-02-27/

3 Makortoff, K., & Aratani, L. (2025, February 11). “Goldman Sachs and Deloitte are latest to scrap diversity initiatives,” The Guardian. See https://www.theguardian.com/business/2025/feb/11/deloitte-staff-us-government-contracts-pronouns-emails-trump-anti-diversity

Board considerations left to its discretion. Linking compensation to hiring or promotion outcomes can lead to an unlawful quota system.

References to DEI hiring and representation goals within Goldman Sachs’s Proxy indicate an ongoing commitment to diversity programs, but questions remain about how specifically and heavily these objectives factor into compensation decisions.4 The lack of transparency around weighting or methodology drives this Proposal, which encourages the Board to review, identify and potentially eliminate the DEI components within its executive pay framework.

The Evolving Legal Landscape for DEI

The Students for Fair Admissions v. Harvard College decision by the U.S. Supreme Court in 2023 accelerated the scrutiny of corporate diversity initiatives. While the ruling specifically targeted race-based considerations in college admissions, its influence extends into employment policies. Legal experts have noted that Title VII of the Civil Rights Act—prohibiting workplace discrimination—may similarly be interpreted more narrowly, potentially affecting programs geared toward achieving demographic “targets” or “quotas.”

In this environment, corporations face an elevated risk of litigation if DEI requirements are viewed as mandating hiring or promotion decisions based on protected categories. Already major corporations like Amazon, Google, and Meta have reevaluated or amended their DEI practices in anticipation of potential legal challenges.5 Regulatory bodies appear more vigilant when reviewing whether specific diversity objectives could be construed as discriminatory against any group. As the Proposal explains:

Corporate compliance lawyers now advise clients that “DEI initiatives and programs that are not open to all applicants or those that apply an explicit race- or gender-based focus will likely face continued and heightened scrutiny.” Also: “We also expect to see ongoing scrutiny of perceived hiring quotas and set asides, particularly those that may appear to be incentivized by bonuses for management or company leadership.”6

Further, “companies, and their management teams and boards, should be prepared for increased employment-related litigation including litigation that seeks to hold executive officers and directors personally liable for purported breaches of their fiduciary duties in connection with the corporation’s DEI policies.”7

4 Definitive Proxy Statement for The Goldman Sachs Group, Inc. March 2025. See https://www.sec.gov/Archives/edgar/data/886982/000119312525054559/d863231ddef14a.htm

5 Murray, C. (2025, March 22). “Here Are All the Companies Rolling Back DEI Programs,” Forbes. See https://www.forbes.com/sites/conormurray/2025/03/22/mlb-removes-references-to-diversity-from-careers-website-here-are-all-the-companies-rolling-back-dei-programs/

6 Lara A. Flath David E. Schwartz Amy Van Gelder. “The Supreme Court’s Affirmative Action Opinion Continues to Spawn Challenges to DEI Programs,” Skadden, Arps, Slate, Meagher & Flom LLP, Dec. 13, 2023. See https://www.skadden.com/insights/publications/2023/12/2024-insights/esg/the-supreme-courts-affirmative-action-opinion

7 Francesca L. Odell, Jennifer Kennedy Park, and Charity E. Lee. “How Boards Should Be Thinking about the Supreme Court’s SFFA Affirmative Action Decision,” Harvard Law School Forum on Corporate Governance, Feb. 14, 2024. See https://corpgov.law.harvard.edu/2024/02/14/how-boards-should-be-thinking-about-the-supreme-courts-sffa-affirmative-action-decision/

Also:

FTI Consulting advises there is a “heightened focus” on “litigation risk,” which “has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance.”8

For Goldman Sachs, these developments signal that tying executive pay to certain DEI benchmarks could drive the firm towards greater legal and reputational risk. Even the appearance of a quota-like system could trigger investigations and lawsuits. It has already created negative media attention – plenty of it.[9] [10] [11] This evolving landscape underscores why revisiting the DEI component in compensation policies is prudent, not just for risk management, but also to ensure alignment with shareholder interests and changing legal interpretations.

The Starbucks Case and Other DEI Precedents

A high-profile example that illustrates the potential liabilities tied to DEI-driven employment practices is the 2022 judgment against Starbucks.12 The company was ordered to pay a former regional manager approximately $28 million after a jury found she was terminated because of her race—allegedly to demonstrate swift corrective action following a public relations incident. While this verdict focused on a specific employment decision, it is frequently cited as a cautionary tale: even well-intended corporate commitments to DEI can expose companies to substantial damages if those commitments are seen as motivating employment actions based on protected characteristics.

8 “De-risking Litigation Exposure: Conflict Management as an Integral Part of Business Administration,” FTI Consulting, Oct. 1, 2024. See https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral-business-administration

9 AnnaMaria Andriotis and Alexander Saeedy. “Anti-DEI Activists Target Goldman Sachs and JPMorgan Chase,” Wall Street Journal, Jan. 22, 2025. See https://www.wsj.com/finance/banking/dei-banking-finance-goldman-sachs-jp-morgan-257a17c7.

10 Taylor Herzlich. “Anti-DEI activists target major banks like Goldman Sachs, JPMorgan: report,” New York Post, Jan. 22, 2025. See https://nypost.com/2025/01/22/business/anti-dei-activists-target-banks-like-goldman-sachs-jpmorgan-report/.

11 Emily Flitter, Jeff Green, and Simone Foxman. “JPMorgan, Goldman CEOs Resist Calls to Roll Back DEI Programs,” Bloomberg, Jan. 22, 2025. See https://www.bloomberg.com/news/articles/2025-01-22/jpmorgan-goldman-ceos-resist-calls-to-roll-back-dei-programs.

12 Bailey, A. (2025, February 11). “Attorney General Bailey Files Suit Against Starbucks for Race-and-Sex Based Discrimination,” Missouri Attorney General's Office. See https://ago.mo.gov/attorney-general-bailey-files-suit-against-starbucks-for-race-and-sex-based-discrimination/

For Goldman Sachs, this ongoing shift in the legal environment is significant. Tying executive compensation to DEI outcomes could be perceived by regulators, courts, or aggrieved employees as unwarranted pressure to achieve numeric representation goals. The outcome: heightened risk of protracted litigation, financial penalties, and reputational damage.

Goldman Sachs’ Approach and Potential Risks

Goldman Sachs has made public statements expressing a commitment to increase representation of women and minorities within its ranks, including setting aspirational diversity targets and its recently retracted board diversity IPO policy.13 When such targets become factors in determining executive compensation, however, questions arise about whether they could be interpreted as de facto quotas. In essence, a compensation-driven requirement to improve certain hiring or promotion metrics may be perceived as encouraging decision-making based on race, gender, or similar protected characteristics.

While the Company has not fully disclosed how heavily DEI factors weigh in its executive pay decisions, even a small but explicit link could magnify risk. This includes:

1.Regulatory and Legal Exposure

If aggrieved employees or external parties argue that Goldman Sachs’s hiring or promotion processes favor certain demographics, lawsuits under Title VII could follow. In the current climate, courts and agencies demonstrate heightened vigilance over any initiatives that resemble quota-based discrimination.

2.Reputation and Stakeholder Trust

Public perception is a crucial element of long-term business success. Allegations of race- or gender-based decision-making can attract media scrutiny, undermine stakeholder confidence, and overshadow the Company’s broader achievements.

3.Operational and Cultural Impact

Executives may feel compelled to meet numeric goals at any cost—potentially fueling biases in hiring or performance reviews. In turn, employees might question whether hiring decisions are merit-based, thus eroding morale.

By revisiting the role of DEI benchmarks within pay structures, Goldman Sachs would help ensure compliance with emerging legal standards and maintain robust shareholder confidence. The requested review under Item 5 centers on avoiding costly repercussions, preserving the integrity of the Company’s talent pipeline, and safeguarding long-term value creation for investors.

13 Son, H. (2025, February 11). “Goldman Sachs ends IPO diversity policy citing legal developments.” Reuters. See https://www.reuters.com/business/finance/goldman-sachs-ends-ipo-diversity-2025-02-11/

Why This Matters to Shareholders

Shareholders of Goldman Sachs benefit when the Company’s governance and compensation frameworks align with legal requirements and protect the firm’s assets and reputation. DEI-based incentives—especially if manifested as quotas, whether explicitly as goals but also as outcomes—could create the opposite effect, exposing the Bank to lawsuits, regulatory scrutiny, and negative publicity. In a competitive industry where trust and credibility are paramount, even the appearance of discriminatory or improperly structured hiring practices can undercut investor confidence and risk long-term value.

Moreover, vague or unquantified DEI components in executive pay raise transparency concerns. Shareholders deserve clear information on how performance goals are determined. By supporting Item 5, investors encourage the Board to review these practices, clarify them for stakeholders, and reduce the likelihood of adverse outcomes that could erode shareholder returns.

Ultimately, the Proposal seeks to protect shareholder interests by promoting responsible corporate governance—ensuring that diversity efforts remain consistent with anti-discrimination laws while avoiding significant reputational or financial harm. Voting FOR the Proposal underscores a commitment to maintaining both a progressive, inclusive workplace and a stable, legally compliant business environment.

At its core, Goldman Sachs’s success hinges on its ability to sustain client trust, attract top-tier talent, and navigate complex regulatory environments. Linking executive compensation to demographic-based DEI goals, however well-intended, can introduce vulnerabilities in each of these areas. Over time, such vulnerabilities may threaten the Company’s standing and compromise shareholder value.

1.Client Confidence and Market Reputation

When a global financial institution is perceived as implementing hiring or promotion targets based on race or gender rather than merit, it risks damaging its reputation for fairness and excellence. This damage can prompt clients to question the firm’s decision-making processes, ultimately undermining corporate credibility.

2.Talent Acquisition and Retention

High-performing candidates—especially those wary of contentious or quota-driven hiring practices—may avoid joining an organization where they perceive hiring decisions to be influenced by demographic criteria rather than skill or experience. Likewise, current employees might grow skeptical about performance evaluations, leading to lower morale and higher turnover.

3.Regulatory and Litigation Risks

While short-term DEI successes could impress certain stakeholders, the potential for class-action lawsuits, negative press, and protracted legal disputes in the long run is more damaging. This threat overshadows any short-lived diversity gains and can significantly impact share price and organizational stability.

4.Capital Allocation and Governance

Investor confidence hinges on prudent governance. If the Board allows executive incentives that raise the specter of discrimination or attract lawsuits, it risks diluting resources in legal battles and crisis management rather than investing in growth initiatives or shareholder returns.

In light of these factors, ensuring that Goldman Sachs complies with anti-discrimination laws is a governance imperative. By supporting Item 5, shareholders affirm that while diversity remains a worthwhile objective, it should not be achieved through measures that jeopardize legal standing, market confidence, or long-term viability.

Conclusion

Item 5 focuses on shielding Goldman Sachs from the risks associated with DEI-linked incentives in executive compensation. By embedding demographic-based targets into pay decisions, the Company risks costly litigation, public backlash, and regulatory scrutiny. Quota-like requirements do not serve shareholder interests and undermine confidence in management’s adherence to sound governance principles. Eliminating these metrics reduces the likelihood of discrimination claims, preserves the Bank’s operational integrity, and protects shareholder value. A vote FOR Item 5 reinforces the importance of compensation structures grounded in performance and compliance, rather than race and gender demographics.

Photo credits:

Page 2: Supreme Court building - VoxLive/Creative Commons

Page 4: Goldman Sachs Chairman/CEO David Solomon – World Economic Forum/Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Goldman Sachs Group, Inc. Item 5 – requesting the Board of Directors to “Revisit DEI Goals in Executive Pay Incentives,” submitted by National Legal and Policy Center – please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.